UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 15

FORM 15 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-28160

Western Wireless LLC(1)

(Exact name of registrant as specified in its charter)

One Allied Drive
Little Rock, Arkansas 72202
(501) 905-8000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, no par value
4.625% Convertible Subordinated Notes due 2023
9.250% Senior Notes due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date: Common Stock: none; Convertible Subordinated Notes: twenty two (22); Senior Notes: forty (40).

Pursuant to the requirements of the Securities Exchange Act of 1934 Western Wireless LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 1, 2005

By:	/s/ Francis X. Frantz

Francis X. Frantz
Executive Vice President and Secretary

(1) On August 1, 2005, Western Wireless Corporation merged with and into Wigeon Acquisition LLC, a Washington limited liability company and a wholly-owned subsidiary of Alltel Corporation. Upon the filing of the articles of merger, Wigeon Acquisition LLC, as the surviving company, changed its name to Western Wireless LLC (the "Successor Issuer"). In accordance with Rule 12g-4(b) promulgated under the Securities Exchange Act of 1934, as amended, this certification on Form 15 is filed by the Successor Issuer.